                                                              Exhibit 99.p(xvi)



[THE BOSTON COMPANY LOGO]

                                                         MELLON FINANCIAL CENTER
                                                                ONE BOSTON PLACE
                                                           BOSTON, MA 02108-4408


EFFECTIVE FEBRUARY 25, 2002
AMENDMENTS TO MELLON SECURITIES TRADING POLICY

        The changes are as follows:

EMPLOYEES ARE FREE TO TRADE ALL SHARES OF MELLON STOCK HELD IN MELLON'S 401(k) RETIREMENT SAVINGS PLAN THAT WERE CONTRIBUTED PRIOR TO JANUARY 1, 2000, AND THAT PREVIOUSLY HAD BEEN RESTRICTED. Previously, restricted shares held in the 401(k) Plan (primarily matching contributions) could not be sold until employees reached age 55, and then an election to sell could be made only during one 30-day period per year. These shares will no longer be restricted. This represents a substantial portion of the shares of Mellon common stock currently held by employees. This change will become effective on July 1, 2002, when Mellon has completed the work of identifying those share balances and have made the necessary changes to their record keeping system. On and after that date, employees who owns such shares, will be able to diversify them into other investment options within the plan on a daily basis, at their election. Shares contributed after January 1, 2000 will continue to be restricted according to the existing Policy, until further notice. All of the alternatives being considered for the future, however, provide a much shorter holding period than currently required.

THE QUARTERLY EARNINGS BLACKOUT PERIODS ARE BEING ELIMINATED. Beginning immediately, Mellon employees, which includes employees of The Boston Company Asset Management, LLC, may buy or sell Mellon common stock on any day and will no longer be restricted by the blackout periods at the end and start of each calendar quarter. This applies to all Mellon common stock an employee owns, not just the stock in the 401(k) Plan. All insider-trading prohibitions are applicable. It is illegal to trade in Mellon common stock if an employee has material non-public information about Mellon. A violation of these laws can result in a fine and imprisonment as well as the loss of employment. Members of the Board of Directors, Mellon's Senior Management Committee and certain key managers of Mellon's Finance department will continue to be subject to the restrictions on trading Mellon common stock that have historically applied to them.